Final Term Sheet No. 14,191

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-275587

and 333-275587-01

(To Prospectus dated April 12, 2024 and
Product Supplement dated September 23, 2024)

105,000 Units $10 principal amount per unit CUSIP No. 61780F542	Pricing Date Settlement Date Maturity Date	February 26, 2026 March 5, 2026 September 2, 2027

Morgan Stanley Finance LLC

Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index

Fully and Unconditionally Guaranteed by Morgan Stanley

￭Maturity of approximately eighteen months.

￭At maturity, if the level of the S&P 500® Index (the “Market Measure”) decreases or remains flat over the term of the Notes such that the Ending Value is less than or equal to the Starting Value, a positive return of 13.95%.

￭If the Market Measure increases by no more than 15.00% over the term of the Notes, a positive return equal to the percentage increase in the value of the Market Measure from the Starting Value to the Ending Value.

￭If the Market Measure increases by more than 15.00%, the principal amount is subject to 1-to-1 negative exposure to increases in the Market Measure beyond a 15.00% increase, subject to the Minimum Redemption Amount of $1.50 per unit. You will lose a portion, which could be significant, of your principal amount if the Ending Value increases above the Starting Value by more than 15.00%.

￭By purchasing the notes, you are taking the primarily bearish view that the value of the Market Measure will decline over the term of the notes, or that it will increase by no more than 15.00% over the term of the notes, such that the Ending Value will be less than or equal to the Starting Value or no greater than 115.00% of the Starting Value.

￭All payments are subject to the credit risk of Morgan Stanley Finance LLC, as issuer of the notes, and the credit risk of Morgan Stanley, as guarantor of the notes.

￭No periodic interest payments.

￭Limited secondary market liquidity, with no exchange listing.

The notes are being issued by Morgan Stanley Finance LLC (“MSFL”) and are fully and unconditionally guaranteed by Morgan Stanley. Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” beginning on page TS-9 of this term sheet and “Risk Factors” on page PS-8 of the accompanying product supplement and page 7 of the accompanying prospectus.

The initial estimated value of the notes as of the pricing date is $9.771 per unit, which is less than the public offering price listed below. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Market Measure, instruments based on the Market Measure, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market. See “Summary” on the following page, “Risk Factors” beginning on page TS-9 of this term sheet and “Structuring the Notes” on page TS-13 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

_________________________

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense. The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related product supplement for principal-at-risk notes and prospectus, each of which can be accessed via the hyperlinks below. As used in this document, “we,” “us” and “our” refer to Morgan Stanley or MSFL, or Morgan Stanley and MSFL collectively, as the context requires.

_________________________

	Per Unit	Total
Public offering price	$ 10.000	$ 1,050,000
Underwriting discount(1)	$ 0.10	$10,500
	$ 0.05	$5,250
Proceeds, before expenses, to MSFL(2)	$ 9.85	$ 1,034,250

(1)The underwriting discount reflects a sales commission of $0.10 per note and a structuring fee of $0.05 per note.

(2)See “Use of proceeds and hedging” in the accompanying product supplement.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Morgan Stanley & Co. LLC

February 26, 2026

Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Summary

The Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027 (the “notes”) are senior unsecured medium-term notes issued by MSFL. Payments on the notes are fully and unconditionally guaranteed by Morgan Stanley. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of MSFL from time to time outstanding, except obligations that are subject to any priorities or preferences by law. The guarantee of the notes will rank equally in right of payment with all other unsubordinated and unsecured obligations of Morgan Stanley, except obligations that are subject to any priorities or preferences by law, and senior in right of payment to its subordinated obligations. Any payments due on the notes, including any repayment of principal, will be subject to our and Morgan Stanley’s credit risk. If we default on our obligations under the notes, you could lose some or all of your investment. The notes provide you with the Digital Payment if the Ending Value of the Market Measure is less than or equal to the Starting Value. If the Ending Value is greater than the Starting Value but less than or equal to the Threshold Value, you will receive a return equal to the percentage increase in the Market Measure from the Starting Value to the Ending Value. However, if the Ending Value is greater than the Threshold Value, you will lose a portion, which could be significant, of the principal amount of your notes, subject to the Minimum Redemption Amount. All payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Market Measure, subject to our and Morgan Stanley’s credit risk. See “Terms of the Notes” below.

The original issue price of each note is $10. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes, on the pricing date is less than $10. We estimate that the value of each note on the pricing date is $9.771 per unit.

What goes into the estimated value on the pricing date?

In valuing the notes on the pricing date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Market Measure. The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Market Measure instruments based on the Market Measure, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Digital Payment and the Threshold Value, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Terms of the Notes
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Principal Amount:	$10.00 per unit
Term:	Approximately eighteen months.
Market Measure:	The S&P 500® Index (Bloomberg symbol: “SPX”), a price return index
Redemption Amount

On the maturity date, you will receive a cash payment per unit determined as follows:

●If the Ending Value is less than or equal to the Starting Value:

$10 + Digital Payment

●If the Ending Value is greater than the Starting Value but less than or equal to the Threshold Value:

●If the Ending Value is greater than the Threshold Value:

subject to the Minimum Redemption Amount

Starting Value:	6,908.86
Ending Value:	The closing level of the Market Measure on the Final Calculation Day.
Digital Payment:	$1.395 per unit, which represents a return of 13.95% over the principal amount.
Threshold Value:	7,945.19, which is 115.00% of the Starting Value (rounded to two decimal places)
Minimum Redemption Amount:	$1.50 per unit. If you sell your notes before the maturity date, you may receive less than the Minimum Redemption Amount per unit.
Final Calculation Day/Maturity Valuation Period:	August 26, 2027 (5 Market Measure Business Days immediately preceding the maturity date).
Fees and Charges:	The underwriting discount of $0.15 per unit listed on the cover page.
Calculation Agent:	Morgan Stanley & Co. LLC (“MS&Co.”), an affiliate of MSFL.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Redemption Amount Determination

On the maturity date, you will receive a cash payment per unit determined as follows:

The payment on the notes will be less, and possibly significantly less, than the principal amount per unit. However, under no circumstances will the payment on the notes be less than the Minimum Redemption Amount.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

The terms and risks of the notes are contained in this term sheet and in the following:

￭Product supplement dated September 23, 2024:

https://www.sec.gov/Archives/edgar/data/895421/000095010324013846/dp218175_424b2.htm

￭Prospectus dated April 12, 2024:
https://www.sec.gov/Archives/edgar/data/895421/000095010324005205/dp209505_424b2-base.htm

These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) by calling 1-800-294-1322. You should read the Note Prospectus, including this term sheet, for information about us, Morgan Stanley and this offering. Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Certain terms used but not defined in this term sheet have the meanings set forth in the accompanying product supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to MSFL, and not to Morgan Stanley.

Investor Considerations

You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:

￭You anticipate that the Ending Value will not be greater than the Threshold Value.

￭You are willing to risk a loss of principal and a negative return on the notes if the Market Measure increases from the Starting Value to an Ending Value that is above the Threshold Value.

￭You accept that (i) the return on the notes will be limited to the return represented by the Digital Payment if the Ending Value is less than or equal to the Starting Value, (ii) you will only participate positively in the return of the Market Measure only if the Ending Value is greater than the Starting Value but no greater than the Threshold Value, and (iii) you will participate negatively in the return of the Market Measure from the Threshold Value to the Ending Value if the Ending Value is greater than the Threshold Value, subject to the Minimum Redemption Amount.

￭You are willing to forgo the interest payments that are paid on conventional interest-bearing debt securities.

￭You are willing to forgo dividends or other benefits of owning the stocks included in the Market Measure.

￭You are willing to accept a limited or no market for sales for the notes prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our and Morgan Stanley’s actual and perceived creditworthiness, Morgan Stanley’s internal funding rate and fees and charges on the notes.

￭You are willing to assume our credit risk, as issuer of the notes, and Morgan Stanley’s credit risk, as guarantor of the notes, for all payments under the notes, including the Redemption Amount.

￭You believe that the Market Measure will increase from the Starting Value to an Ending Value that is above the Threshold Value or that it will decrease by more than the return represented by the Digital Payment.

￭You seek an uncapped return on your investment.

￭You seek 100% principal repayment or preservation of capital.

￭You seek interest payments or other current income on your investment.

￭You want to receive dividends or other distributions paid on the stocks included in the Market Measure.

￭You seek an investment for which there will be a liquid secondary market.

￭You are unwilling or are unable to take market risk on the notes, to take our credit risk, as issuer of the notes, or to take Morgan Stanley’s credit risk, as guarantor of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors in connection with your investment in the notes.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Hypothetical Payout Profile and Examples of Payments at Maturity

Bear Market-Linked One Look Notes with a Dual Directional Buffer

This graph reflects the returns on the notes, based on the Threshold Value of 115.00% of the Starting Value, the Minimum Redemption Amount of $1.50 per unit and the Digital Payment of $1.395 per unit. The green line reflects the return on the notes, while the dotted gray line reflects the return of a direct investment in the stocks included in the Market Measure, excluding dividends.

This graph has been prepared for purposes of illustration only

The following table and examples are for purposes of illustration only. They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100.00, a hypothetical Threshold Value of 115.00, the Minimum Redemption Amount of $1.50 per unit, the Digital Payment of $1.395 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Threshold Value, Ending Value and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.

For recent actual levels of the Market Measure, see “The Market Measure” section below. All payments on the notes are subject to issuer and guarantor credit risk.

Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Return on the Notes
0.00	-100.00%	$11.395	13.95%
20.00	-80.00%	$11.395	13.95%
40.00	-40.00%	$11.395	13.95%
80.00	-20.00%	$11.395	13.95%
100.00(1)	0.00%	$11.395 (3)	13.95%
100.01	0.01%	$10.001	0.01%
105.00	5.00%	$10.500	5.00%
108.00	8.00%	$10.800	8.00%
110.00	10.00%	$11.000	10.00%
112.00	12.00%	$11.200	12.00%
115.00(2)	15.00%	$11.500(4)	15.00%
120.00	20.00%	$9.500	-5.00%
140.00	40.00%	$7.500	-25.00%
150.00	50.00%	$6.500	-35.00%
160.00	60.00%	$5.500	-45.00%
180.00	80.00%	$3.500	-65.00%
200.00	100.00%	$1.500(5)	-85.00%
250.00	150.00%	$1.500	-85.00%

1)The hypothetical Starting Value of 100.00 used in these examples has been chosen for illustrative purposes only, and does not represent a likely actual Starting Value for the Market Measure.

2)This is the hypothetical Threshold Value.

3)This amount represents the sum of the principal amount and the Digital Payment.

4)Any positive return based on the appreciation of the Market Measure will be limited and no greater than 15.00%, or $1.50 per unit.

5)The Redemption Amount per unit will not be less than the Minimum Redemption Amount.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Redemption Amount Calculation Examples

Example 1
The Ending Value is 215.00, or 215.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 115.00
Ending Value: 215.00
= $0.00, however, because the Redemption Amount for the notes cannot be less than the Minimum Redemption Amount, the Redemption Amount will be $1.50 per unit.

Example 2
The Ending Value is 150.00, or 150.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 115.00
Ending Value: 150.00
= $6.50 Redemption Amount per unit

Example 3
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 115.00
Ending Value: 110.00
= $11.00 Redemption Amount per unit

Example 4
The Ending Value is 60.00, or 60.00% of the Starting Value:
Starting Value: 100.00
Threshold Value: 115.00
Ending Value: 60.00
$10.00 + $1.395 = $11.395 Redemption Amount per unit, the principal amount plus the Digital Payment, since the Ending Value is less than or equal to the Starting Value.

In this example, even though the Ending Value is significantly less than the Starting Value, your return on the notes will be limited to the return represented by the Digital Payment.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Risk Factors

This section describes the material risks relating to the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying product supplement and prospectus. You should also consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

Structure-related Risks

￭Your investment may result in a loss. The notes do not guarantee the repayment of principal. If the Ending Value is greater than the Threshold Value, you will lose a portion, which could be significant, of the principal amount, depending on the positive performance of the Market Measure as measured from the Starting Value to the Ending Value.

￭Your investment return will be limited to the return represented by the Digital Payment if the Ending Value is less than or equal to the Starting Value. Additionally, your potential for a positive return based on the appreciation of the Market Measure will be limited because you will receive a positive return only if the Ending Value is greater than the Starting Value but less than or equal to the Threshold Value. Because the Threshold Value is 115.00% of the Starting Value, any positive return due to the appreciation of the Market Measure will be limited and no greater than 15.00%. Any increase in the Ending Value from the Starting Value by more than 15.00% will result in a loss, rather than a positive return, on the notes. Your investment return may be less than a comparable short position in the stocks included in the Market Measure.

￭The notes are primarily bearish investments. Your notes are primarily bearish investments and, by purchasing these notes, you are taking the primarily bearish view that the value of the Market Measure will decline over the term of the notes, or that it will increase by no more than 15.00% over the term of the notes, such that the Ending Value will be less than or equal to the Starting Value or no greater than 115.00% of the Starting Value. This is primarily an inverse view to a bullish investment, where an investor takes the bullish view that the value of the relevant Market Measure will increase throughout the term of the notes. Your notes provide an opportunity to benefit from the depreciation of the Market Measure, whereby you will receive a fixed positive return on your notes if the Ending Value is less than or equal to the Starting Value, and a positive return equal to the appreciation of the Market Measure, but only if the Market Measure does not increase by more than 15.00%. Any appreciation of the Market Measure above the Threshold Value will result in a negative return on your notes, and you may lose a significant portion of your investment in the notes if the Ending Value appreciates significantly above the Threshold Value. Accordingly, your return on your notes will primarily move inversely to the performance of the Market Measure.

￭The return on your notes may change significantly despite only a small change in the value of the Market Measure. If the Ending Value is greater than the Threshold Value, you will receive less than the principal amount of your notes and you could lose a substantial portion of your investment in the notes. This means that while an increase in the Ending Value to the Threshold Value will not result in a loss of principal on the notes and will instead result in a positive return equal to the percentage increase in the Market Measure from the Starting Value to the Ending Value, an increase in the Ending Value to greater than the Threshold Value will result in a loss of some of the principal amount of the notes despite only a small change in the value of the Market Measure.

￭Payments on the notes will not reflect changes in the value of the Market Measure other than on the Final Calculation Day. Payments on the notes will not reflect changes in the value of the Market Measure other than on Final Calculation Day. As a result, you will receive a Redemption Amount that is less than the principal amount if the Ending Value is greater than the Threshold Value on the Final Calculation Day, even if the value of the Market Measure was less than the Threshold Value prior to such Final Calculation Day.

￭The notes do not provide for regular interest payments. Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

￭Payments on the notes are subject to our credit risk, and any actual or perceived changes in our creditworthiness are expected to affect the value of, or any amounts payable on, the notes. You are dependent on our ability to pay all amounts due on the notes at maturity and therefore you are subject to our credit risk. The notes are not guaranteed by any other entity. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

￭As a finance subsidiary, MSFL has no independent operations and will have no independent assets. As a finance subsidiary, MSFL has no independent operations beyond the issuance and administration of its securities and will have no independent assets available for distributions to holders of MSFL securities if they make claims in respect of such securities in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders will be limited to those available under the related guarantee by Morgan Stanley and that guarantee will rank pari passu with all other unsecured, unsubordinated obligations of Morgan Stanley. Holders will have recourse only to a single claim against Morgan Stanley and its assets under the guarantee. Holders of securities issued by MSFL should accordingly assume that in any such proceedings they would not have any priority over and should be treated pari passu with the claims of other unsecured, unsubordinated creditors of Morgan Stanley, including holders of Morgan Stanley-issued securities.

Valuation- and Market-related Risks

￭The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount. The notes are not designed to be short-term trading instruments. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them in the secondary market. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may adversely affect their market value, some of which, but not all, are stated below. The impact of any one factor may be offset or magnified by the effect of

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

another factor. These factors may interact with each other in complex and unpredictable ways. Factors that may influence the value of the notes include:

ovalue of the Market Measure,

ovolatility of the Market Measure,

oeconomic and other conditions generally,

ointerest rates,

odividend yields,

oour financial condition and creditworthiness, and

otime remaining to maturity.

￭The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the notes in the original issue price reduce the economic terms of the notes, cause the estimated value of the notes to be less than the original issue price and will adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the original issue price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the original issue price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors. The inclusion of the costs of issuing, selling, structuring and hedging the notes in the original issue price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Market Measure, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

￭The estimated value of the notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price. These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date of this document will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The notes are not designed to be short-term trading instruments, and if you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount” above.

￭The notes may not be listed on any securities exchange and secondary trading may be limited. Neither MS & Co. nor MLPF&S is obligated to make a market for, or repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

Conflict-related Risks

￭Hedging and trading activity by our affiliates or by MLPF&S and their affiliates could potentially affect the value of the notes. Our hedging and trading activities (including trades in shares of companies included in the Market Measure) and any hedging and trading activities we and our affiliates or MLPF&S or their affiliates engage in that are not for your account or on your behalf may affect the market value and return of the notes and may create conflicts of interest with you.

￭Conflicts of interest. There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent.

Market Measure-related Risks

￭No obligations for the Market Measure sponsor. The Market Measure sponsor may adjust the Market Measure in a way that affects its level and has no obligation to consider your interests.

￭Investing in the notes is not the equivalent to investing in the Market Measure. You will not have any rights with respect to the Market Measure or its underlying assets, including any voting rights or any right to receive dividends or other distributions.

￭No control over the companies included in the Market Measure. While we and our affiliates or MLPF&S and their affiliates may from time to time own securities of companies included in the Market Measure, except to the extent that Morgan Stanley’s common stock is included in the Market Measure, we and our affiliates or MLPF&S and their affiliates do not control any company included in the Market Measure, and have not verified any disclosure made by any other company. You should undertake your own investigation into the Market Measure and its underlying assets.

Tax-related Risks

￭The U.S. federal income tax consequences of an investment in the notes are uncertain. Please read the discussion under “Summary U.S. Federal Tax Consequences” in this document and the discussion under “United States Federal Taxation” in the accompanying

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

product supplement (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. There is no direct legal authority regarding the proper U.S. federal tax treatment of the notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the notes are uncertain, and the IRS or a court might not agree with the tax treatment of a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the IRS were successful in asserting an alternative treatment of the notes, the tax consequences of the ownership and disposition of the notes, including the timing and character of income recognized by U.S. Holders and the withholding tax consequences to Non-U.S. Holders, might be materially and adversely affected. Moreover, future legislation, Treasury regulations or IRS guidance could adversely affect the U.S. federal tax treatment of the notes, possibly retroactively.

Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

The Market Measure

All disclosures contained in this term sheet regarding the Market Measure, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, S&P® Dow Jones Indices LLC (“S&P®”). S&P®, which licenses the copyright and all other rights to the Market Measure, has no obligation to continue to publish, and may discontinue publication of, the Market Measure. The consequences of S&P® discontinuing publication of the Market Measure are discussed in the section of the accompanying product supplement beginning on page PS-37 entitled “Description of the Notes—Discontinuance of an Index.”  None of us and our affiliates or MLPF&S or their affiliates or the calculation agent accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor index.

The S&P 500® Index, which is calculated, maintained and published by S&P®, is intended to provide a benchmark for performance measurement of the large capitalization segment of the U.S. equity markets by tracking the stock price movement of 500 companies with large market capitalizations. Component stocks of the S&P 500® Index are required to have a total company level market capitalization that reflects approximately the 85th percentile of the S&P® Total Market Index. The S&P 500® Index measures the relative performance of the common stocks of 500 companies as of a particular time as compared to the performance of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

For additional information about the S&P 500® Index, see “Annex A – S&P 500® Index” below.

The following graph shows the daily historical performance of the Market Measure in the period from January 1, 2016 through the pricing date. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On the pricing date, the closing level of the Market Measure was 6,908.86.

Historical Performance of the Market Measure

This historical data on the Market Measure is not necessarily indicative of the future performance of the Market Measure or what the value of the notes may be. Any historical upward or downward trend in the level of the Market Measure during any period set forth above is not an indication that the level of the Market Measure is more or less likely to increase or decrease at any time over the term of the notes.

You should consult publicly available sources for the levels of the Market Measure.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC. For more information, see “Annex A – S&P 500® Index” below.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Supplement to the Plan of Distribution; Conflicts of Interest

MS & Co. is the agent for this offering. We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the notes at the issue price less the underwriting discount indicated on the cover of this document. MLPF&S will purchase the notes from MS & Co. for resale, and will receive a discount in connection with the sale of the notes in an amount up to the full amount of underwriting discount set forth on the cover of this term sheet. MLPF&S will offer the notes at the public offering price set forth on the cover page hereto.

MS & Co. is our affiliate and a wholly owned subsidiary of Morgan Stanley, and it and other affiliates of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes.

MS & Co. will conduct this offering in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”), regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

The costs included in the original issue price of the notes will include a fee paid by MS & Co. to LFT Securities, LLC, an entity in which an affiliate of MLPF&S has an ownership interest in, which will reduce the economic terms of the notes to you.

We will deliver the notes against payment therefor in New York, New York on a date that is greater than one business day following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 10,000 units. If you place an order to purchase the notes, you are consenting to MLPF&S and/or one of its affiliates acting as a principal in effecting the transaction for your account.

MS&Co. may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these will include MS&Co.’s trading commissions and mark-ups or mark-downs. MS&Co. may act as principal or agent in these market-making transactions; however MS&Co. is not obligated to engage in any such transactions. At MS&Co.’s discretion, for a short, undetermined initial period after the issuance of the notes, MS&Co. may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MS&Co. for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Market Measure and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price, or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

The value of the notes shown on your account statement will be based on MS&Co.’s estimate of the value of the notes if MS&Co. were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MS&Co. may pay for the notes in light of then-prevailing market conditions and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Structuring the Notes

The notes are our debt securities, the return on which is linked to the performance of the Market Measure. The related guarantees are Morgan Stanley’s obligations. As is the case for all of our and Morgan Stanley’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and Morgan Stanley’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and Morgan Stanley, Morgan Stanley typically borrows the funds under these types of notes at a rate that is more favorable to Morgan Stanley than the rate that it might pay for a conventional fixed or floating rate debt security. This rate, which we refer to in this term sheet as Morgan Stanley’s internal funding rate, is typically lower than the rate Morgan Stanley would pay when it issues conventional fixed or floating rate debt securities. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Market Measure and the $10 per unit principal amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MS&Co. or one of our other affiliates. The terms of these hedging arrangements are determined by seeking bids from market participants, which may include MS&Co. and our other affiliates, and take into account a number of factors, including our and Morgan Stanley’s creditworthiness, interest rate movements, the volatility of the Market Measure, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. These hedging arrangements are expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but could also result in a loss.

For further information, see “Risk Factors—Valuation and Market-related Risks” and “—Conflict-related Risks” beginning on page PS-8 and PS-9, respectively, and “Use of Proceeds and Hedging” on page PS-27 of the accompanying product supplement.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Summary U.S. Federal Tax Consequences

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, in the opinion of our counsel, Davis Polk & Wardwell LLP, under current law, and based on current market conditions, it is reasonable to treat a note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, as described in the section entitled “United States Federal Taxation—Tax Consequences to U.S. Holders—Notes Treated as Single Financial Contracts that are Open Transactions” in the accompanying product supplement.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying product supplement, the following U.S. federal income tax consequences should result based on current law:

●A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

●Upon a sale, exchange or settlement of the notes, including a retirement at maturity or, if applicable, an earlier redemption, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Such gain or loss should be long-term capital gain or loss if the investor has held the notes for more than one year, and short-term capital gain or loss otherwise.

We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the treatment of the notes. An alternative characterization of the notes could materially and adversely affect the tax consequences of ownership and disposition of the notes, including the timing and character of income recognized. In addition, the U.S. Treasury Department and the IRS have requested comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar financial instruments and have indicated that such transactions may be the subject of future regulations or other guidance. Furthermore, members of Congress have proposed legislative changes to the tax treatment of derivative contracts. Any legislation, Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

As discussed in the accompanying product supplement, Section 871(m) of the Code and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% (or a lower applicable treaty rate) withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities or indices that include U.S. equities (each, an “Underlying Security”). Subject to certain exceptions, Section 871(m) generally applies to securities that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations (a “Specified Security”). However, pursuant to an IRS notice, Section 871(m) will not apply to securities issued before January 1, 2027 that do not have a delta of one with respect to any Underlying Security. Based on our determination that the notes do not have a delta of one with respect to any Underlying Security, our counsel is of the opinion that the notes should not be Specified Securities and, therefore, should not be subject to Section 871(m).

Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If withholding is required, we will not be required to pay any additional amounts with respect to the amounts so withheld. You should consult your tax adviser regarding the potential application of Section 871(m) to the notes.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying product supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Summary U.S. Federal Tax Consequences” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Where You Can Find More Information

We and Morgan Stanley have filed a registration statement (including a product supplement and a prospectus) with the SEC for the offering to which this term sheet relates. You should read the Note Prospectus, including this term sheet, and the other documents relating to this offering that we and Morgan Stanley have filed with the SEC, for more complete information about us, Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by calling MLPF&S toll-free at 1-800-294-1322.

You may access these documents on the SEC web site at www.sec.gov as follows:

Product Supplement for Principal-at-Risk Notes dated September 23, 2024

Prospectus dated April 12, 2024

Terms used but not defined in this document are defined in the accompanying product supplement or in the prospectus.

Validity Of The Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to MSFL and Morgan Stanley, when the notes offered by this term sheet have been issued by MSFL pursuant to the MSFL Senior Debt Indenture (as defined in the accompanying prospectus), the trustee and/or paying agent has made, in accordance with the instructions from MSFL, the appropriate entries or notations in its records relating to the master note that represents such notes (the “master note”), and such notes have been delivered against payment as contemplated herein, such notes will be valid and binding obligations of MSFL and the related guarantee will be a valid and binding obligation of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to (i) the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (ii) any provision of the MSFL Senior Debt Indenture that purports to avoid the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law by limiting the amount of Morgan Stanley’s obligation under the related guarantee. This opinion is given as of the date hereof and is limited to the laws of the State of New York, the General Corporation Law of the State of Delaware and the Delaware Limited Liability Company Act. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the MSFL Senior Debt Indenture and its authentication of the master note and the validity, binding nature and enforceability of the MSFL Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated September 23, 2025, which was filed as an exhibit to a Current Report on Form 8-K by the Company on September 23, 2025.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Annex A— S&P 500® Index

The S&P 500® Index is calculated, maintained and published by S&P® Dow Jones Indices LLC (“S&P®”). S&P® is a joint venture between S&P® Global, Inc. (majority owner) and CME Group Inc. (minority owner), owner of CME Group Index Services LLC.

The S&P 500® Index is intended to provide a benchmark for performance measurement of the large capitalization segment of the U.S. equity markets by tracking the stock price movement of 500 companies with large market capitalizations. Component stocks of the S&P 500® Index are required to have a total company level market capitalization that reflects approximately the 85th percentile of the S&P® Total Market Index. The S&P 500® Index measures the relative performance of the common stocks of 500 companies as of a particular time as compared to the performance of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Composition of the S&P 500® Index.

Domicile. Only common stocks of U.S. companies are eligible for inclusion in the S&P 500® Index. For the purposes of determining eligibility for inclusion, a U.S. company has the following characteristics:

●satisfies periodic reporting obligations imposed by the U.S. Securities Exchange Act by filing forms for domestic issuers;

●the U.S. portion of fixed assets and revenues should constitute a plurality of the total but need not exceed 50%. When these factors are in conflict, fixed assets determine plurality. Revenue determines plurality when there is incomplete asset information. Geographic information for revenue and fixed asset allocations are determined by the company as reported in its annual filings. If this criteria is not met or is ambiguous, S&P® may still deem a company to be a U.S. company for index eligibility purposes if its primary listing, headquarters and incorporation are all in the United States and/or “a domicile of convenience” (Bermuda, Channel Islands, Gibraltar, islands in the Caribbean, Isle of Man, Luxembourg, Liberia or Panama); and

●the primary listing must be on an eligible U.S. exchange as described under “—Exchange Listing” below.

Exchange Listing. In order to be eligible for inclusion in the S&P 500® Index, a company must have a primary listing on one of the following exchanges:

●NYSE

●NYSE Arca

●NYSE American

●Nasdaq Global Select Market

●Nasdaq Select Market

●Nasdaq Capital Market

●Cboe BZX

●Cboe BYX

●Cboe EDGA

●Cboe EDGX

The OTC Bulletin Board and the Pink Sheets are both considered ineligible exchanges.

Organizational Structure and Share Type. Eligible organizational structures and share types are corporations (including equity and mortgage REITs) and common stock (i.e., shares). Ineligible organizational structures and share types include, but are not limited to, business development companies, limited partnerships, master limited partnerships, limited liability companies, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, SPACs, tracking stocks, preferred stock, convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts.

As of April 17, 2023, all companies with multiple share class structures are considered eligible candidates for inclusion in the S&P 500® Index.

Market Capitalization. S&P® uses minimum market capitalization guidelines to determine whether a company can be a constituent of the S&P 500® Index. The current minimum market capitalization guidelines are designed to capture the three-month average cumulative total company level market capitalization of the S&P® Total Market Index universe at approximately the following cumulative percentiles:

• S&P 500® Index: 85th percentile

• S&P MidCap 400® Index: 85th – 93rd percentile

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

• S&P SmallCap 600® Index: 93rd – 99th percentile

The ranges above are reviewed at the beginning of each calendar quarter and updated as necessary to reflect current market conditions. Companies that pass the total company level market capitalization criteria must also have a security level float-adjusted market capitalization that is at least 50% of the S&P 500® Index’s total company level minimum market capitalization threshold.

Liquidity. S&P® uses a float-adjusted liquidity ratio (an “FALR”) to measure liquidity. A company’s FALR can be defined as the annual dollar value traded divided by the float-adjusted market capitalization. Using composite pricing and consolidated volume (excluding dark pools), annual dollar value traded is defined as the average closing price multiplied by the historical volume over the 365 calendar days prior to the evaluation date. This is reduced to the available trading period for initial public offerings (“IPOs”), spin-offs or public companies considered to be U.S. domiciled for index purposes by S&P® (see “—Domicile” above) that do not have 365 calendar days of trading history on a U.S. exchange. In such cases, the dollar value traded available as of the evaluation date is annualized. The price, shares outstanding and investable weight factor (“IWF”) as of the evaluation date are used to calculate the float-adjusted market capitalization. The evaluation date is the open of trading on the day prior to the announcement date. The relevant stock must trade at least 250,000 shares in each of the six months leading up to the evaluation date, and the FALR must be greater than or equal to 0.75 at the time of addition to the S&P 500® Index. Current constituents of the S&P 500® Index are not subject to a minimum requirement.

Financial Viability. The sum of the most recent four consecutive quarters’ Generally Accepted Accounting Principles (“GAAP”) earnings (net income excluding discontinued operations) should be positive, as should also be the case for the most recent quarter. For equity REITs, financial viability is based on GAAP earnings and/or funds from operations, if reported.

Treatment of IPOs. IPOs should be traded on an eligible exchange for at least 12 months before being considered for addition to the S&P 500® Index. For former SPACs, S&P® considers the de-SPAC transaction to be an event equivalent to an IPO, and 12 months of trading post the de-SPAC event are required before a former SPAC can be considered eligible for inclusion in the S&P 500® Index. Spin-offs or in-specie distributions from existing constituents are not required to have 12 months of prior trading in order to be included in the S&P 500® Index.

Deletions. A company will be deleted from the S&P 500® Index if it is involved in a merger, acquisition or significant restructuring such that it no longer meets the eligibility criteria. A company that is delisted as a result of a merger, acquisition or other corporate action will be removed at the time of announcement by S&P®, typically at the close of the last day of trading or expiration of a tender offer. If a stock is moved to the pink sheets or the bulletin board, the stock will be removed from the S&P 500® Index. A company that substantially violates one or more of the eligibility criteria for the S&P 500® Index may be deleted from the S&P 500® Index at the discretion of S&P®. Any company that is removed from the S&P 500® Index must wait at least one year from its removal date before being screened for subsequent addition to the S&P 500® Index.

Companies that migrate from an ineligible exchange, emerge from bankruptcy, are newly designated to be U.S. domiciled for index purposes by S&P® (see “—Domicile” above) or convert from an ineligible share or organizational type to an eligible type do not need to trade on an eligible U.S. exchange for 12 months before being considered for addition to the S&P 500® Index.

Calculation of the S&P 500® Index. The S&P 500® Index is a float-adjusted market capitalization-weighted index. The daily calculation of the S&P 500® Index is computed by dividing the total float-adjusted market capitalization of the S&P 500® Index’s component stocks by the S&P 500® Index’s Divisor. The total float-adjusted market capitalization of the S&P 500® Index’s component stocks is the sum of (i) the price of each component stock multiplied by (ii) the number of shares used in the index calculation.

Float Adjustment. The S&P 500® Index is float-adjusted. Under float adjustment, the share counts use in the calculation of an index reflect only those shares available to investors rather than a company’s total outstanding shares. Float adjustment excludes shares that are held by publicly-traded companies, government entities at all levels (other than government retirement/pension funds) and long-term strategic shareholders. Generally, these long-term strategic shareholders, or “control holders,” include:

●officers and directors and related individuals whose holdings are publicly disclosed;

●private equity, venture capital and special equity firms;

●asset managers and insurance companies with direct board of director representation;

●company-sponsored employee share plans/trusts, defined contribution plans/savings and investment plans;

●foundations or family trusts associated with the company;

●sovereign wealth funds; and

●any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings.

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Restricted shares are generally not included in TSO except for shares held as part of a lock-up agreement. Holdings by “block owners,” such as depositary banks, pension funds (including government pension and retirement funds), mutual funds, ETF providers, investment funds and asset managers that do not have direct board of director representation, investment funds of insurance companies and independent foundations not associated with the company are ordinarily considered to be part of public float. Shares that are not considered outstanding, such as treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights, are generally not part of public float.

For each component stock of the S&P 500® Index, an IWF is calculated by dividing the available float shares by the total shares outstanding. Available float shares are defined as total shares outstanding less shares held by control holders. An IWF of at least 0.10 is required for S&P 500® Index constituents.

Divisor. By itself, the Divisor for the S&P 500® Index is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, the Divisor is the only link to the original base period value of the S&P 500® Index. The Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index.

Maintenance of the S&P 500® Index. Changes to the composition of the S&P 500® Index are made on an ad-hoc basis. There is no scheduled reconstitution. Instead, changes in response to corporate actions and market developments can be made at any time. Additions and deletions to the S&P 500® Index will be announced with at least three business days advance notice. Less than three business days’ notice may be given at the discretion of the S&P® Dow Jones’s index committee (the “Index Committee”).

Quarterly Update. Share counts are updated to the latest publicly available filings on a quarterly basis. IWF changes are only made at the quarterly review if such change represents at least 5% of total current shares outstanding and is related to a single corporate action that did not qualify for the accelerated implementation rule, regardless of whether there is an associated share change.

Share/IWF Reference Date and Freeze Period. A reference date, after the market close five weeks prior to the third Friday in March, June, September and December, is the cutoff for publicly available information used for quarterly shares outstanding and IWF changes. All shares outstanding and ownership information contained in public filings and/or official sources dated on or before the reference date are included in that quarter’s update. In addition, there is a freeze period that occurs each quarter to account for any changes that result from the accelerated implementation rule. The freeze period begins after market close on the Tuesday prior to the second Friday of each rebalancing month (i.e., March, June, September and December) and ends after market close on the third Friday of the rebalancing month.

Pro-forma files for float-adjusted market capitalization indices are generally released after market close on the first Friday of each rebalancing month, two weeks prior to the rebalancing effective date. For example, if rebalancing pro-forma files are scheduled to be released on Friday, March 5, the associated share/IWF freeze period will begin after the close of trading on Tuesday, March 9, and will end after the close of trading the following Friday, March 19 (i.e., the third Friday of the rebalancing month).

During the share/IWF freeze period, shares and IWFs are not changed and the accelerated implementation rule is suspended, except for mandatory corporate action events such as merger activity, stock splits and rights offerings. The suspension includes all changes that qualify for accelerated implementation and would typically be announced or effective during the share/IWF freeze period. At the end of the freeze period, all suspended changes will be announced on the third Friday of the rebalancing month and implemented five business days after the quarterly rebalancing effective date.

Other Adjustments. In cases where there is no achievable market price for a stock being deleted, it can be removed at a zero or minimal price at the Index Committee’s discretion.

The table below summarizes different types of S&P 500® Index maintenance adjustments and indicates whether or not a corporate action would require an index divisor adjustment:

Type of Corporate Action	Comment	Divisor Adjustment Required?
Company Addition/Deletion

Addition

Companies are added at the capped float market capitalization weight.

Deletion

The weights of all stocks in the S&P 500® Index proportionally change, but relative weights of the stocks stay the same.

Yes
Change in Shares Outstanding	Increasing (decreasing) the shares outstanding increases (decreases) the market capitalization of the S&P 500® Index.	Yes

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Bear Market-Linked One Look Notes with a Dual Directional Buffer Linked to the S&P 500® Index, due September 2, 2027

Stock Split/Reverse Split	Shares outstanding and stock price are both adjusted by split ratio.	No
Spin-off

Generally, if a spun-off company is ineligible for inclusion in the S&P 500® Index, it is removed after the ex-date. The weight of the spun-off unit is reinvested across all of the remaining index components proportionally such that the relative weights of all index components are unchanged.

Yes
Spin-off	However, if a spun-off company is added to the S&P 500® Index, it is added on the ex-date at a price of zero and remains in the S&P 500® Index for at least one trading day.	No
Change in IWF	Increasing (decreasing) the IWF increases (decreases) the market capitalization of the S&P 500® Index.	Yes
Ordinary Dividends

The S&P 500® Index does not make any adjustments to the price or shares of the stock of the company that pays the ordinary dividend. Ordinary dividends are reinvested across the S&P 500® Index and accounted for in the Total Return index calculation.

No
Special Dividends	The stock price is adjusted by the amount of the special dividend.	Yes
Rights Offering

All rights offerings that are in the money on the ex-date are applied under the assumption the rights are fully subscribed. The stock price is adjusted by the value of the rights and the shares outstanding are increased by the rights ratio.

Yes

Governance of the S&P 500® Index. The S&P 500® Index is maintained by an Index Committee that meets on a monthly basis. All committee members are full-time professional members of S&P® Dow Jones Indices’ staff. At each meeting, the Index Committee reviews pending corporate actions that may affect constituents of the S&P 500® Index, statistics comparing the composition of the S&P 500® Index to the market, candidates for addition to the S&P 500® Index and any significant market events. The Index Committee reserves the right to make exceptions when applying the methodology if the need arises. The Index Committee may, from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index in order to achieve its stated objectives.

The notes are not sponsored, endorsed, sold or promoted by S&P®. S&P® makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in notes generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance. The S&P 500® Index is determined, composed and calculated by S&P® without regard to us or the notes. S&P® has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index. S&P® is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P® has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P® DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P® MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P® HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC.

Bear Market-Linked One Look Notes with a Dual Directional Buffer	TS-20